UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-16211
CUSIP NUMBER:   24906P109

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

DENTSPLY SIRONA Inc.
Full Name of Registrant

N/A
Former Name if Applicable

13320 Ballantyne Corporate Place
Address of Principal Executive Office (Street and Number)

Charlotte, North Carolina 28277-3607
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DENTSPLY SIRONA Inc. (the “Company”) is unable to timely file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (the “Form 10-Q”).

As previously reported, the Company was unable to timely file its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022 as a result of an internal investigation commenced in March 2022 by the Audit and Finance Committee of the Company’s Board of Directors, as described in the Explanatory Notes to Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2021 filed on November 7, 2022 (the “Form 10-K/A”) and Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed on November 7, 2022 (the “Form 10-Q/A”). The internal investigation has been completed.

The Company also filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022 on November 7, 2022. Given the demands on management’s time that were required to complete and file the 2021 Form 10-K/A, the Form 10-Q/A, and the delinquent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022, the Company requires additional time to complete its goodwill and intangible assets impairment analyses and final review of its unaudited interim consolidated financial statements and other disclosures in the Form 10-Q. The Company fully expects to file the Form 10-Q within the extension period of five calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company does not expect any changes to previously reported select preliminary financial results, including the range of anticipated pre-tax charges for goodwill and intangible asset impairment previously provided in its press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on Nov. 1, 2022.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Glenn G. Coleman	(844)	848-0137
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☑ Yes ☐No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☑ Yes* ☐No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* The Company filed its Form 10-Q/A for the quarter ended September 30, 2021 on November 7, 2022. The Company does not expect any changes to previously reported select preliminary financial results, including the range of anticipated pre-tax charges for goodwill and intangible asset impairment previously provided in its press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on Nov. 1, 2022.

Forward-Looking Statements and Associated Risks

Certain matters discussed in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements in this Form 12b-25 that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” These statements represent current expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of our control, including those described in Part I, Item 1A, “Risk Factors” of the 2021 Form 10-K/A filed on November 7, 2022, Part II, Item 1A “Risk Factors” of the Form 10-Qs for the quarterly periods ended March 31, 2022 and June 30, 2022, and other factors which may be described in the Company’s other filings with the Securities and Exchange Commission (the “SEC”). No assurance can be given that any expectation, belief, goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this Form 12b-25 or to reflect the occurrence of unanticipated events.

Investors should understand it is not possible to predict or identify all such factors or risks. As such, you should not consider the risks identified in the Company’s SEC filings to be a complete discussion of all potential risks or uncertainties associated with an investment in the Company.

DENTSPLY SIRONA Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2022	By	/s/ Glenn G. Coleman
Glenn G. Coleman Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).